Exhibit 99.1

Corporación América Airports S.A. Reports 6.9% YoY Increase in Total Passenger Traffic in May 2018

Traffic growth across all countries of operations, with passengers in Argentine operations up 6.7%

Luxembourg, June 15, 2018— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 6.9% in May 2018.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	May’18	May’17	% Var	YTD’18	YTD’17	% Var
Domestic Passengers (thousands)	3,506	3,231	8.5%	17,541	16,402	6.9%
International Passengers (thousands)	2,305	2,217	4.0%	11,378	10,700	6.3%
Transit Passengers (thousands)	629	579	8.7%	3,640	3,095	17.6%
Total Passengers (thousands)	6,440	6,027	6.9%	32,558	30,196	7.8%
Cargo Volume (thousand tons)	32.1	30.1	6.8%	166.1	145.9	13.9%
Total Aircraft Movements (thousands)	73.3	69.5	5.4%	357.5	341.4	4.7%

Passenger Traffic Overview

Total passenger traffic in May 2018 increased by 6.9% compared to the same period of 2017, primarily reflecting growth of 6.7% in Argentina, 6.4% in Brazil, 17.2% in Peru and 11.0% in Ecuador.

Traffic growth in Argentina, Corporación America Airports’ core business segment reflects ongoing addition of new routes, flights to existing destinations and the entrance of low cost carriers. During May 2018, Air Canada inaugurated a new direct route from Ezeiza Airport to Toronto, Canada. Furthermore, Aerolineas Argentinas added new frequencies to Río de Janeiro, Salvador de Bahía and Santiago de Chile, while Latam added frequencies to São Pablo and Santiago de Chile, and Gol added new frequencies to Florianopolis, São Pablo and Rio de Janeiro.

In addition, low-cost carrier Fly Bondi, flying out of El Palomar Airport, continued to increase connectivity throughout Argentina by adding flights to several domestic destinations, contributing to higher aircraft movements with passenger traffic in that airport increasing 65% sequentially.

Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport, other than flights to or from Uruguay, was reassigned to Ezeiza Airport, and the remaining 50% will be reassigned on April 1st, 2019. These measures are part of the “Administración Nacional De Aviación Civil” (ANAC) resolution 183/2018 which intends to optimize the management and infrastructure of the airport, taking into account the growing domestic aeronautical market and the seasonality of our regional operations.

In Brazil, passenger traffic at Brasilia airport increased by 7.3% YoY. Growth was hindered by the trucker’s strike that took place in May 2018, which limited the amount of fuel available, and thus caused flights to be cancelled or rerouted away from the airport. We estimate that the losses in passenger traffic amounted to 76,000 passengers (of which 55,500 were transit passengers). If the strike had not taken place, the Company expects that passenger traffic at Brasilia Airport would have increased approximately 12.9%, in line with YoY growth reported in April 2018.

Robust traffic YoY growth in Peru of 17.2% was driven by new frequencies and promotions by low cost airlines VIVA Air Peru and LC Peru driving competition and higher demand, further supported by the overall improvement in the overall economic framework in the country.

Passenger traffic in Ecuador rose 11.0% YoY benefiting from the increase in domestic passengers as a result of the start of operations in 2018 of low cost Spirit Airlines. Favorable comps in international passengers at Guayaquil Airport reflecting the discontinuation of Iberia´s and TAME flights since March 2017 also benefited traffic growth.

Cargo Volume and Aircraft Movements

Cargo volume was up 6.8% in May 2018. Growth was primarily driven by Argentina which posted an 8.7% YoY increase, followed by a 47.8% increase in Ecuador, both as a result of improved economic conditions.

Aircraft movements increased by 5.4% in May 2018 mainly driven by Argentina, up 6.5% during the period, followed by Brazil, with an increase of 5.8%.

Both cargo volume and aircraft movements were negatively affected by the trucker’s strike in Brazil.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	May’18	May’17	% Var.	YTD’18	YTD’17	% Var.
Passenger Traffic (thousands)
Argentina	2,992	2,805	6.7%	16,348	14,827	10.3%
Italy	783	755	3.7%	2,901	2,832	2.4%
Brazil	1,616	1,518	6.4%	8,180	7,811	4.7%
Uruguay	174	165	5.9%	1,040	989	5.2%
Ecuador	363	327	11.0%	1,773	1,709	3.8%
Armenia	217	206	5.3%	954	872	9.4%
Peru	295	252	17.2%	1,361	1,157	17.6%
TOTAL	6,440	6,027	6.9%	32,558	30,196	7.8%

Cargo Volume (tons)
Argentina	18,954	17,433	8.7%	100,909	82,941	21.7%
Italy	1,003	946	6.1%	4,498	4,465	0.7%
Brazil	4,670	4,722	-1.1%	24,049	21,458	12.1%
Uruguay	2,172	2,075	4.7%	11,325	11,246	0.7%
Ecuador	3,571	2,416	47.8%	17,039	14,597	16.7%
Armenia	1,332	2,050	-35.0%	6,359	9,272	-31.4%
Peru	408	429	-5.0%	1,956	1,928	1.5%
TOTAL	32,109	30,071	6.8%	166,136	145,907	13.9%

Aircraft Movements
Argentina	35,872	33,667	6.5%	184,771	170,820	8.2%
Italy	7,467	7,671	-2.7%	27,942	28,578	-2.2%
Brazil	16,099	15,214	5.8%	75,967	74,832	1.5%
Uruguay	2,336	2,321	0.6%	15,899	15,256	4.2%
Ecuador	6,749	6,494	3.9%	31,378	33,300	-5.8%
Armenia	2,015	1,819	10.8%	8,906	7,992	11.4%
Peru	2,722	2,323	17.2%	12,663	10,670	18.7%
TOTAL	73,260	69,509	5.4%	357,526	341,448	4.7%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, Corporación América Airports served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Gimena Albanesi

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411